

April 5, 2024

Michael Sonnenshein
Chief Executive Officer
Grayscale Bitcoin Trust (BTC)
290 Harbor Drive, 4th Floor
Stamford, Connecticut 06902

      Re: Grayscale Bitcoin Trust (BTC)
           Preliminary Information Statement on Schedule 14C
           Filed March 22, 2024
           File No. 001-41906

Dear Michael Sonnenshein:

      We have reviewed your filing and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1.   Please tell us how you considered the guidance in Article 11-01(a)(7-8) of Regulation S-X and if you intend to provide pro forma financial information giving effect to the Spin-off, including consideration of SAB Topic 1.B.2 and SAB Topic 5.Z.7.

2.   Please provide us with your legal analysis as to whether the distribution of BTC Shares to the GBTC Shareholders as described in the information statement constitutes a sale or distribution for value within the meaning of Section 2(a)(3) of the Securities Act.

3.   Please clarify whether GBTC Trust has a parent-subsidiary relationship with BTC Trust prior to the date on which the proposed transaction is consummated. To the extent that no parent-subsidiary relationship between GBTC Trust and BTC Trust exists prior to the date on which the proposed transaction is consummated, please tell us why you characterize this transaction as a spin-off. In your response, please provide us a detailed explanation of how the proposed transaction will be conducted, including a step-by-step description of the transaction mechanics, the related timing of each step and a comprehensive description

of all parties involved, including any intermediary parties, and their respective roles in the transaction. Please also tell us how the transaction is being conducted under and consistent with Delaware law. In addition, please tell us whether the transaction constitutes a spin-off for purposes of the application to list the BTC Shares on NYSE Arca.

4.   We note your disclosure on page 18 that:
- To the extent an investor's GBTC Shares are "pledged as collateral or included in the calculation of financial covenants in financing arrangements or other securities, the liquid value of such GBTC Shares (excluding the value of any entitlements to BTC Shares) would decrease after the Record Date to the extent of the value of the BTC Bitcoin Portion"; and
- An investor's ability to pledge the full value of its GBTC Shares, including corresponding entitlements to BTC Shares with respect thereto, as collateral during the period between the Record Date and the Distribution Date may similarly be impaired.

Please provide your analysis as to whether any such impairment of an investor's ability to pledge the full value of its GBTC Shares as collateral during the period between the Record Date and the Distribution Date constitutes a waiver of any substantive rights. In this regard, we note that the Trust's investment objective is for the value of the Shares (based on Bitcoin per Share) to reflect the value of the Bitcoin held by the Trust. If so, please tell whether, and if so how, such waiver impacts your analysis whether the transaction constitutes a sale or disposition for value under Section 2(a)(3) of the Securities Act.

Risk Factors Relating to the Spin-Off, page 16

5.   To the extent material, please discuss the risk that there may be less liquidity or wider spreads in the market for the BTC Shares as compared to the GBTC Shares.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 20

6.   We note that your discussion of tax consequences is based on the assumption that each of the GBTC Trust and BTC Trust will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to describe the reasons for and level of any uncertainty associated with grantor trust status. Please also disclose whether you have or will receive an opinion of counsel that neither the GBTC Trust nor any Holder will recognize gain or loss for U.S. federal income tax purposes as a result of the transaction.

Incorporation of Certain Information by Reference, page 22

7.   Please tell us why you believe you are permitted to incorporate by reference to the registration statement on Form S-1 (333-277837) filed by BTC Trust on March 12, 2024.

Michael Sonnenshein
Grayscale Bitcoin Trust (BTC)
April 5, 2024
Page 3

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets